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Direct Dial Number	E-mail Address
(202) 636-5526	wgolden@stblaw.com

May 24, 2022

VIA EDGAR

Re:	Finance of America Companies Inc.

Post-Effective Amendment on Form S-3

Filed April 20, 2022

File No. 333-256453

Jessica Livingston

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Dear Ms. Livingston:

On behalf of Finance of America Companies Inc. (“FOA Inc.” or the “Registrant”), we are providing the following responses to your comment letter, dated May 9, 2022, regarding the above-referenced Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrant.

General

1. You do not appear to be eligible to use Form S-3 for the proposed transaction. It appears that the effectiveness on February 12, 2021 of your Form S-4 relating to your SPAC business combination triggered a 15(d) reporting obligation that began on February 12, 2021, and that you failed to provide the predecessor December 31, 2020 financial statements when due. Based on section 1330.5 of the Division’s Financial Reporting Manual, your December 31, 2020 financial statements were due either 90 days after fiscal year end if the company filed a Form 8-A, or 90 days after effectiveness of the Securities Act registration statement that triggered the 15(d) obligation. Although you filed a 10-K/A restating the SPAC’s December 31, 2020 financials, a 10-K containing your own December 31, 2020 financials was never filed. To be eligible to use Form S-3, registrants must timely file all required reports during the twelve calendar months prior to the filing of the registration statement, subject to certain limited exceptions. See General Instruction I.A.3(b) of Form S-3. Please advise us as to the reasons you believe that you are eligible to file on Form S-3, or re-file your post-effective amendment to Form S-1 on the appropriate form.

Securities and Exchange Commission	May 24, 2022

For the reasons discussed below, the Registrant respectfully advises the Staff that it is eligible to file its post-effective amendment on Form S-3 because it has satisfied all required criteria, including the timely filing of all required SEC reports in the twelve months preceding the Form S-3 filing.

Set forth below is a brief summary of the relevant reporting history of the Registrant (CIK No. 0001828937) supporting its S-3 eligibility, including the reporting history of the Registrant’s predecessor registrant Replay Acquisition Corp. (“Replay”) (CIK No. 0001763731), a publicly traded special purpose acquisition shell company:

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On April 3, 2019, in connection with Replay’s initial public offering, Replay registered its units, ordinary shares and warrants under Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and began trading on the New York Stock Exchange.

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On October 9, 2020, FOA Inc. was formed as a wholly-owned subsidiary of Replay for the purpose of facilitating the Business Combination (as defined below). At all times prior to the Business Combination, FOA Inc. had nominal assets and no operations or activity.

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On February 10, 2021, Replay and FOA Inc. jointly filed a pre-effective amendment to the Registration Statement on Form S-4 (the “Form S-4”) relating to the Business Combination, which was declared effective on February 12, 2021.

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On March 25, 2021, Replay filed its Annual Report on Form 10-K for the year ended December 31, 2020 (the “Replay 2020 10-K”), which included the audited consolidated financial statements of Replay as of December 31, 2020 and 2019 and for the years then ended. The audited consolidated financial statements of Replay as of and for year ended December 31, 2020 included the accounts of FOA Inc., Replay’s wholly-owned subsidiary, although as noted above, FOA Inc. had only nominal assets and no operations or activity during this period.

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On April 1, 2021, Replay completed a business combination with Finance of America Equity Capital LLC (“FoA LLC”) whereby Replay combined with FoA LLC in a series of transactions (collectively, the “Business Combination”) that resulted in FOA Inc., a former wholly-owned subsidiary of Replay with no operations as described above, becoming a publicly-traded company on the New York Stock Exchange (NYSE) and controlling FoA LLC in an “UP-C” structure. In the Business Combination, the ordinary shares and warrants of Replay were converted into the right to receive corresponding shares of Class A common stock and warrants of FOA Inc. Upon issuance, the shares of Class A common stock and warrants of FOA Inc. were deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3.

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On April 7, 2021, FOA Inc. filed a report on Form 8-K12B (the “Super 8-K”), to report, among other things, the completion of the Business Combination and that FOA Inc. had become the successor registrant of Replay pursuant to Rule 12g-3(f) under the Exchange Act, and had assumed Replay’s 12(b) reporting obligations. In accordance with Item 2.01(f) of Form 8-K, the Super 8-K included the information that would have been required if FOA Inc. were filing a general form for the registration of its shares of Class A common stock and warrants on Form 10 under the Exchange Act, including the audited consolidated financial statements of FoA LLC, as accounting predecessor, as of December 31, 2020 and 2019 and for the three years then ended.

Securities and Exchange Commission	May 24, 2022

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On April 15, 2021, Replay Acquisition LLC (f/k/a Replay Acquisition Corp.) filed a Form 15-12B to deregister its ordinary shares, warrants and units, pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i) of the Exchange Act.

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Following the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 (the “Warrant Guidance”), the Registrant, as successor registrant to Replay, filed Amendment No. 1 to the Replay 2020 10-K on May 17, 2021 (the “Form 10-K/A”) to restate Replay’s financial statements for the year ended December 31, 2020 consistent with the principles set forth in the Warrant Guidance.

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On May 25, 2021, the Registrant filed a “long-form” registration statement on Form S-1 (the “Form S-1”), which registered the resale of the Registrant’s Class A Common Stock held by the PIPE investors and certain other stockholders along with Class A Common Stock to be issued upon exercise of outstanding warrants originally issued in the initial public offering of Replay. The Form S-1 also included the requisite financial statements of Replay (as restated) and FoA LLC.

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On April 20, 2022, the Registrant filed an amendment to its Form S-1 using a “short-form” registration statement on Form S-3, to streamline its disclosure obligations and continue the offering covered by the Form S-1.

As noted above, FOA Inc. advises the Staff that the 2020 audited financial statements of Replay and FoA LLC, which were omitted from the Form S-4, were subsequently timely filed. The 2020 audited financial statements of Replay, which included the accounts of its wholly-owned subsidiary FOA Inc., were included in the Replay 2020 10-K filed on March 25, 2021. The 2020 audited financial statements of FoA LLC were included in the Super 8-K filed on April 7, 2021. To the extent that FOA Inc. incurred by virtue of the Form S-4 a separate obligation under Section 15(d) of the Exchange Act to file its audited financial statements, this obligation was suspended when its securities were registered under Section 12(b) of the Exchange Act, as described above. FOA Inc. respectfully submits that in any event such financial statements, which as noted above relate to a period in which FOA Inc. had no operations or activity and only nominal assets, would not have provided meaningful information to investors.

Supplementally, FOA Inc. observes that the Form S-4 included an audited balance sheet of FOA Inc. as of October 9, 2020 reflecting its nominal capital of $1.00 and one outstanding share and that an updated report as of December 31, 2020 would not have modified the information presented since FOA Inc. had no activity through December 31, 2020. The accompanying notes to the balance sheet included in the Form S-4 capture the fact that an update as of December 31, a date that preceded the Business Combination, would not have changed the content. The notes explain that:

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pursuant to a reorganization into a holding corporation structure, the shell company would become a holding corporation and its sole material asset was expected to be an equity interest in FoA LLC; and

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separate consolidated statements of operations, changes in stockholder’s equity, and cash flows were not presented because there have been no activities in the consolidated entities, other than for formation costs incurred.

By contrast, the content of FOA Inc.’s Super 8-K included the fulsome disclosure that would have been required by Form 10 in connection with the registration of its securities under the Exchange Act, including the audited Consolidated Financial Statements of FoA LLC as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, as well as related Management’s Discussion and Analysis of Financial Condition and Results of Operations and pro forma financial information, risk factors, a business description, executive compensation disclosure and beneficial ownership information.

Securities and Exchange Commission	May 24, 2022

Based upon the foregoing facts and considerations, we believe that the Registrant appropriately filed its post-effective amendment to its Form S-1 on Form S-3 and that the Registrant is S-3 eligible because it has been subject to the reporting requirements of the Exchange Act and has timely filed all required reports for a period of at least twelve calendar months since the time of filing the Form 8-K12B.

2. It appears that you are relying on General Instruction I.B.6 of Form S-3 for your offering of the shares issuable upon the exercise of outstanding warrants. If true, please confirm such reliance. If your filing remains on Form S-3, please confirm that you will include the Form S-3 Instruction 7 to I.B disclosures upon takedown, or in an amendment if one is otherwise required. Refer to Instruction 7 to General Instruction I.B.6 stating that registrants “must set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the registrant’s outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.” Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

The Registrant acknowledges the Staff’s comment and advises the Staff that it is not relying on General Instruction I.B.6 of Form S-3 for the offering of the shares issuable upon the exercise of outstanding warrants, and therefore, has omitted the disclosures set forth in Instruction 7 to I.B.6 and has not filed an amendment to the Registration Statement with such disclosure. The Registrant is eligible to use Form S-3 for primary offerings as set forth in Instruction I.B.1 of Form S-3. As of March 3, 2022, sixty days within the filing of the Registration Statement, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $137.6 million which is in excess of the minimum threshold of $75 million. Moreover, at the time of submission of this response letter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant still exceeds the minimum threshold, at approximately $94.1 million which is based on 38,552,306 outstanding vested shares of the Registrant’s Class A Common Stock held by non-affiliates as of April 8, 2022 and the closing stock price of the Registrant’s Class A Common Stock on the NYSE one day prior to submission of this letter.

Securities and Exchange Commission	May 24, 2022

Please do not hesitate to call me at (202) 636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ William R. Golden III

cc:

Finance of America Companies Inc.

Anthony W. Villani

Lauren Richmond

Peter Rivas

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